CUSAC	Vancouver, B.C. V6C 1V5
gold mines ltd.	911 – 470 Granville St.

Director Appointed

For Immediate Release.  Vancouver, BC, June 28, 2005. David H. Brett, President, Cusac Gold Mines Ltd. (TSX: CQC. OTCBB: CUSIF, the “Company”), reports that Mr. George Sanders, M.Sc., P.Geo has joined the Company’s board of directors.  Mr. Sanders is a seasoned geologist with extensive experience running exploration and development projects in North and South America.  Educated at the Colorado School of Mines and the University of Arizona, Mr. Sanders is active in the Mining and Exploration Division of the Society for Mining, Metallurgy and Exploration (SME), belongs to the American Association of Petroleum Geologists (AAPG), the Society of Economic Geologists (SEG), is a member of the Association of Professional Geoscientists and Engineers of British Columbia and is a Licensed Engineering Geologist in the State of Washington.  Currently a Vice President and Director of Consolidated Pacific Bay Minerals Ltd., Mr. Sanders was formerly Argentina exploration manager for Canyon Resources, project manager for a subsidiary of Gold Fields, and a consulting geologist.

“George Sanders is a highly respected geoscientist who brings to Cusac tremendous enthusiasm and experience in gold exploration,” said Cusac CEO David Brett.  “We look forward to drawing on his knowledge and insight, particularly regarding the Company’s Taurus II gold project.”

CUSAC GOLD MINES LTD.

PER:

David H. Brett	For Further Information Call: 1-800-670-6570 (Canada)
President & CEO	Or 1-800-665-5101 (USA)
Email: info@cusac.com
Web: www.cusac.com

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